Media Release




04046915


REC'D S.E.C.
DEC 2 1 2004
1086

Basel, 15 December 2004

New structure of the Roche Corporate Executive Committee

At its recent meeting, the Board of Directors of Roche Holding decided on the following changes in the Corporate Executive Committee, effective 1 January, 2005:
William M. Burns, head of Roche's pharmaceuticals business, is appointed CEO Division Roche Pharma. Heino von Prondzynski, head of the Group's diagnostics business is appointed CEO Division Roche Diagnostics.

Erich Hunziker, Chief Financial Officer is appointed Deputy Head of the Corporate Executive Committee (CEC). He will chair the CEC meetings in the absence of the Roche Group's Chief Executive Officer, Franz B. Humer.

Richard Laube, head of Roche's OTC business which was recently acquired by Bayer will step down from the CEC at the end of the year.

The following managers are appointed as permanent participants of the Corporate Executive Committee: Eduard Holdener, Head Global Pharma Development; Peter Hug, Head Pharma Partnering; Staffan Ek, Head Diabetes Care; Rolf Schläpfer, Head Corporate Communications.

F. Hoffmann-La Roche Ltd. CH-4070 Basel Corporate Communications Tel. 061 - 688 88 88
Fax 061 - 688 27 75
http://www.roche.com

Per 1 January, 2005, the Corporate Executive Committee of Roche will be composed as follows:
Corporate Executive Committee:

Chairman and CEO of the Roche Group	Franz B. Humer (1946)
CEO Division Roche Pharma	William M. Burns (1947)
CEO Division Roche Diagnostics	Heino von Prondzynski (1949)
Chief Financial Officer	Erich Hunziker (1953)
Head Global Research	Jonathan K. C. Knowles (1947)
Head Corporate Services and Human Resources	Gottlieb A. Keller (1954)

Permanent Participants:

Head Global Pharma Development	Eduard E. Holdener (1945)
Head Pharma Partnering	Peter Hug (1958)
Head of Roche Diagnostics' business area Diabetes Care	Staffan Ek (1945)
Head Corporate Communications	Rolf D. Schläpfer (1956)
President and CEO, Chugai	Osamu Nagayama (1947)

Secretary:

Head Chairman's Office	Pierre Jaccoud (1955)

Franz B. Humer, Chairman and CEO of Roche: „The new structure is the result of the consistent change of Roche towards a focused healthcare group with two innovative businesses Pharma and Diagnostics spanning the entire spectrum of healthcare products - from early detection to diagnosis to treatment of diseases. With these changes our leadership has a broad basis and deputizing is clearly established. Key areas related to internal and external sources of innovation are now represented at the most senior level of the organization together with key businesses and corporate functions. The new structure will also allow me to focus even more on my role as Chairman of the Board of Directors."

After his board examination and thesis Swiss medical doctor Eduard Holdener (1945) worked in internal medicine and as an oncologist at various Swiss hospitals and in clinical research at the University of Kansas, USA. In 1986, he started in Roche's oncology team of clinical research and later became the head of this team. In 1995 he was appointed head of Pharma Development of Roche Japan and in 1999 head of Global Pharma Development.

Peter Hug (1958) is a Swiss national with a PhD in economics. He joined Roche in 1983 where he held various marketing positions in Pharma in Switzerland, Canada and Greece and later was promoted General Manager of Uruguay, Switzerland and Spain. In between he headed Roche's diagnostics business in Germany. In September 2004 Peter Hug took over his current position of Head of Pharma Partnering.

Staffan Ek (1945) a Swedish citizen with a university degree in business administration started as a marketing consultant before working over twenty years at Pharmacia. In 1994 he took over the diabetes care business of Boehringer Mannheim, the German healthcare company which later was acquired by Roche. As Head of the Roche Diabetes Care he runs the biggest business unit of Roche Diagnostics.

Rolf Schläpfer (1956) is a Swiss citizen and has a university degree in economics. Following his studies, he held various management positions in marketing and communications. He was managing director and partner of the consultancy firm Wirz Identity before joining Roche in 1997 as Head of Roche Corporate Communications department which includes internal and external communications and public affairs.

Divisional Management

Pharma Executive Committee

William Burns	CEO Division Roche Pharma
George Abercrombie	North America
Jennifer Allerton	Informatics
Peter Hug	Pharma Partnering
Eduard Holdener	Development
Jonathan Knowles	Research
Dominic Moorhead	Finance and Controlling
Paul Newton-Syms	Human Resources
Charles Sabbah	Strategic Marketing
Claude Schreiner	Western Europe
Jan van Koeveringe	Technical Operations

Diagnostics Executive Team

Heino von Prondzynski	CEO Division Roche Diagnostics
Heiner Dreismann	Molecular Diagnostics
Staffan Ek	Diabetes Care
Christian Hebich	Finance and Services
Volker Pfahlert	Applied Science
Burkhard Piper	Centralized Diagnostics
Jürgen Schwiezer	Region EMEA
Robert Yates	Business Development

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-intensive healthcare groups. Its core businesses are pharmaceuticals and diagnostics. As a supplier of innovative products and services for the prevention, diagnosis and treatment of disease, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche is a world leader in diagnostics, the leading supplier of medicines for cancer and transplantation and a market leader in virology. In 2003, the Pharmaceuticals Division generated 19.8 billion Swiss francs in prescription drug sales, while the Diagnostics Division posted sales of 7.4 billion Swiss francs. Roche employs roughly 65,000 people in 150 countries and has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai.

Media Relations Contacts

Phone: +41 61 688 88 88 / e-mail: basel.mediaoffice@roche.com

- Baschi Dürr
- Alexander Klauser
- Daniel Piller (Head Roche Group Media Office)
- Katja Prowald (Head Science Communications)
- Martina Rupp